March 12, 2007
Mr. Daniel Gordon
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Tricell, Inc. Form 10-K for the year ended December 31, 2005 Filed April 18, 2006 Form 10-Q for the quarter ended September 30, 2006 File No. 000-50036
Dear Mr. Gordon:
          We have received your letter dated December 20, 2006, containing comments on the above referenced documents.
          We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission’s comments, which we hope to achieve very shortly.
          Please feel free to contact Mr. Kevin Woltjen at 214-651-2344 or me if you have any questions or require any further information regarding these matters.
Sincerely,

/s/ Neil Pursell
Neil Pursell
Chief Financial Officer
Encl.

cc:	Jessica Barberich, SEC Kevin Woltjen, Strasburger & Price, LLP Michael Bodwell, Whitley Penn

Form 10-K for the year ended December 31, 2005
Item 1 — Business
Discount Internet Supply Channel Limited, page 5
1.	We have reviewed your response to comment 2. Please tell us what provision of state law you are relying upon to conclude that the shares held by the D-ISC shareholders are not legally outstanding.

Response: Tricell is relying on Section 78.211 of the Nevada Revised Statutes to conclude the shares held by the D-ISC shareholders are not legally outstanding. For your convenience, Section 78.211 is quoted below in its entirety:
“NRS 78.211 Consideration for shares: Authority of board of directors; effect of receipt; corporate action pending receipt in future.
     1. The board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. The judgment of the board of directors as to the consideration received for the shares issued is conclusive in the absence of actual fraud in the transaction.
     2. When the corporation receives the consideration for which the board of directors authorized the issuance of shares, the shares issued therefor are fully paid.
     3. The corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make any other arrangements to restrict the transfer of the shares. The corporation may credit distributions made for the shares against their purchase price, until the services are performed, the benefits are received or the promissory note is paid. If the services are not performed, the benefits are not received or the promissory note is not paid, the shares escrowed or restricted and the distributions credited may be cancelled in whole or in part.
     4. For the purposes of this section, “benefit to the corporation” includes, without limitation, the authorization of the issuance of shares to up to 100 persons without consideration for the sole purpose of qualifying the corporation as a real estate investment trust pursuant to 26 U.S.C. §§ 856 et seq., as amended, or any successor provision, and any regulations adopted pursuant thereto.”
To reiterate from our November 21, 2006 response to your October 19, 2006 comments, Tricell did not receive any consideration from the D-ISC shareholders for their shares. As NRS Section 78.211 allows for the cancellation of shares in the event a Nevada corporation does not receive the appropriate consideration, Tricell is authorized by Nevada law to cancel the shares held by the D-ISC shareholders. Tricell is currently seeking a declaratory judgment invalidating the shares from courts in Texas as well as in England.

Form 10-Q for the quarter ended September 30, 2006
Note 4 — Related Party Transactions; Material Acquisitions
2.	You disclose that your company purchased all of the stock of NJJ Holdings Limited from its stockholders, James E. Reed, Neil A. Pursell, John Sumnall, and Neil Proctor on August 24, 2006. In consideration for the NJJ stock, you paid $1.4 million and issued 210,000,000 shares of common stock, of which 90,000,000 shares of common stock were issued to the four former NJJ stockholders outright and 120,000,000 shares of common stock were issued in the name of the former NJJ stockholders and held in escrow. You further disclose that, pursuant to an amendment dated November 20, 2006, you are obligated to repurchase the escrow shares from the former NJJ shareholders at $0.20 per share in an amount equal to 70% of N2J’s net profit from August 25, 2006 through August 24, 2007. Any shares not purchased under the formula will be cancelled. In this regard, a portion of the consideration for NJJ is contingent based on the earnings of N2J subsequent to the acquisition. Furthermore as you disclose on page 7, each of the four former stockholders is an officer of your company. Please tell us how you determined that the consideration that is based on the earnings of N2J that has been and will be paid to the former shareholders of NJJ represents additional purchase price rather than compensation of services or profit-sharing. Please provide us a detailed analysis pursuant to EITF 95-8.
Response: When the Form 10-Q for the quarter ended September 30, 2006 was filed the shares held in escrow were either to be purchased, based on N2J’s net profits, or delivered to the shareholders. Subsequent to this filing the Form 8-K was filed stating that any shares not earned through the earn-out of projected earnings committed to by the sellers of N2J would be canceled. As such, as of September 30, 2006 the shares were not considered contingent. As these shares were not considered contingent as of the acquisition date or September 30, 2006, none of the purchase price would have been subject to EITF 95-8.
Based on the subsequent contingency negotiated, EITF 95-8 has several factors or indicators that should be considered in evaluating whether an arrangement for contingent consideration based on earnings or other performance measures is, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing. The following is an analysis of these factors, as they relate to the NJJ purchase and the potential contingent piece of the purchase price:
“Linkage of continuing employment and contingent consideration: The terms of continuing employment by selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, purchase agreement, or some other document. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price rather than compensation.”

There are no conditions included in the purchase agreement or the non-compete agreements in which payments are automatically forfeited if employment terminates.
“Duration of continuing employment: If the length of time of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation.”
There is no required time of service linked to the potential contingent payments.
“Level of compensation: Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation.”
All directors have equal compensations levels, that are substantial and reasonable consideration for services performed.
“If selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.”
This is not applicable as all shareholders became employees of Tricell.
“The relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for postcombination services. Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price.”
All shareholders of N2J will receive contingent shares of Tricell in proportion to their N2J ownership if earned based on the earn-out.
“The preacquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, should also be considered.”

There were no such relationships in this transactions. Not applicable to the analysis.
“Understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement. For example, if the initial consideration paid at the acquisition date is based on the low end of a range established in the valuation of the acquired enterprise and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional purchase price. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.”
N2J did not have an extensive period of operations since inception prior to being acquired and had experienced rapid growth during its last year of operation, Tricell deemed it necessary for protection of its shareholders to have a significant amount of the share consideration put in escrow and to be earned based on N2J’s earn-out performance to reduce the risk related to the transaction. The goal of the earn-out is to ensure the ultimate consideration for acquiring N2J is commensurate with the value derived by Tricell.
“The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10 percent of earnings may suggest a profit-sharing arrangement.”
As mentioned above, as of the acquisition date and September 30, 2006 there were no amounts to be considered contingent payments. However, should the shares or potential payments in question be considered contingent payments, we believe the payment will provide the previous owners the fair value of entity sold.
“The terms of other arrangements with selling shareholders (such as noncompete agreements, executory contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquired enterprise. For example, if in connection with the acquisition the combined enterprise enters into a property lease arrangement with a significant selling shareholder with lease payments significantly below market value, that fact may indicate that some or all of the contingent payments are, in substance, for the use of the leased property rather than additional purchase price of the enterprise.”
The selling shareholders did enter into non-compete agreements, but as noted above, there is no link of employment to additional consideration.

Based on the analysis above, management believes that if the additional considerations is considered contingent it would remain as additional purchase price rather than compensation or profit sharing.
3.	We note that you allocated $10,000,000 to intangible assets representing non-compete agreements and $38,800,000 to goodwill in the purchase price allocation of NJJ. Please tell us what consideration you gave to allocating a portion of the purchase price to other intangible assets specifically customer-related assets (i.e., customer relationships and customer lists).
Response: Related to the allocation of purchase price consideration the Company did consider NJJ’s customer lists. Tricell already did business with many of the same customers and suppliers in local markets as NJJ did at the time of acquisition. NJJ did have a larger presence with these customers for international transactions, but Tricell also could have started to push into those markets as well with the same customers. NJJ and Tricell are both companies that have a major presence in the same line of business with brokers looking to do business with entities such as NJJ and Tricell that have the best pricing and availability of the product they need when it is needed. As Tricell was already doing business with the vast majority of NJJ’s customers in differing markets and there were no long-term contracts or commitments with customers NJJ’s customer list was not considered an intangible asset that should be valued. The Company did consider other potential intangible assets and determined none were applicable for value to be assigned to.
4.	We note that you recorded a significant amount of goodwill, $38,800,000, as a result of your acquisition of NJJ. Please tell us how you have determined that there was no immediate impairment of goodwill subsequent to the acquisition. Please tell us the business purpose for purchasing NJJ and how you determined the value of the company.
Response: NJJ was acquired at fair market value in Tricell’s judgment based on future earning projections and the accretion to Tricell’s overall value. Tricell anticipates that the acquisition will result in significant growth, and as the Company had analyzed the net present value of forecasted earnings of NJJ prior to acquisition, and no factors had changed through September 30, 2006 there was no indication to management that goodwill was immediately impaired subsequent to the acquisition. The conclusion was primarily based on the future cash flows the Company anticipates from this acquisition. The Company will perform an annual goodwill impairment analysis prior to filings its Form 10-K for the year ended December 31, 2006. The business purpose of the acquisition was to increase the Company’s sales in its existing markets, which will lead to economies of scale which will be accretive to the bottom line, and increase sales in certain international markets that NJJ was doing business in.
5.	Please tell us and in future filings, including any amendments, disclose your impairment policy for goodwill and expand your disclosure regarding your impairment policy for intangible assets. Please discuss how the impairment tests are performed.

Response: In future filings, including our 10-K as of December 31, 2006, we will disclose the following:
Goodwill and Intangible Assets
In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles Assets, which addresses the accounting for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed on an annual basis for impairment. The Company’s annual evaluation was performed as of December 31, 2006, based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. The Company determined that there was no impairment to goodwill. Definite lived intangible assets are amortized on a straight-line basis over their estimated lives of five years. Fully amortized assets are written-off against accumulated amortization.
6.	Please tell us why you have not identified sales to NJJ as related party transactions within your financial statements.
Response: Based on our evaluation we deemed the following disclosure included in the “Related Party Transactions; Material Acquisitions” footnote adequate related to identifying such related party transactions: “During the nine months ended September, 30 2006, 10% of the Company’s sales were to N2J prior to the Company’s acquisition of NJJ.
Form 8-K/A dated August 24, 2006
7.	We note that NJJ has a different fiscal year end than your company. Please tell us which periods are included in the pro forma information for NJJ in accordance with Article 11-02 (c)(3) of Regulation S-X.
Response: While NJJ does have a different fiscal year end than the Company, the pro forma information presents the financial statements for both entities as of June 30, 2006 and for the six-month period then ended and for the year ended December 31, 2005. While December 31st is not NJJ’s year-end, management accumulated operational information from two periods to properly state the operations for the year-ended December 31, 2005.
Form 8-K/A dated November 21, 2006
8.	We note that you included the financial statements of Ace Telecom Trading Limited for the years ended June 30, 2005 and June 30, 2004 in your 8-K/A dated November 21, 2006 pursuant to Rule 3-05 of Regulation S-X. Please tell us your basis for including the financial statements of only the wholly owned subsidiary, Ace Telecom Trading Limited, rather than the combined financial statements of the acquired company, Ace Telecom Limited and its wholly owned subsidiary Ace Telecom Trading Limited.

Response: The financial statements of Ace Telecom Trading Limited represent all the operations of the combined company, Ace Telecom Limited. Ace Telecom Limited was only a holding company and had no operations.
9.	We also note that the financial statements that you included in the 8-K/A are presented in accordance with United Kingdom Accounting Standards, however, you have not included a reconciliation to US GAAP in accordance with Item 17 of Form 20-F. Please revise the financial statements or advise us why the reconciliation was not included.
Response: The financial statements included in the Form 8-K/A are presented in accordance with United Kingdom Accounting Standards, however, management performed a review of the financial statements and noted no material differences to reconcile with US GAAP. As such, no reconciliation to US GAAP was included in the Form 8-K/A in accordance with Item 17 of Form 20-F.
10.	Lastly, we note that you have only included financial statements of Ace Telecom Trading Limited for two years, 2005 and 2004. Please tell us how you determined that only two years of financial statements were required based on the significance tests in Rule 3-05 of Regulation S-X.
Response: The significance test in Rule 3-05 of Regulation S-X requires three years of audited financial statements be presented. However, as the financial results of Ace Telecom were incorporated in Tricell’s Form 10-K for the period from July 1, 2005 through December 31, 2005, and Tricell’s Form 10-Q’s for the periods ended March 31, 2006 and June 30, 2006, which were filed prior to the Form 8-K/A dated November 21, 2006, only two years were presented in the Form 8-K/A.
11.	We note that Ace Telecom Trading Limited has a different fiscal year end than your company. Please tell us which periods are included in the pro forma information for Ace in accordance with Article 11-02(c)(3) of Regulation S-X.
Response: While Ace Telecom Trading does have a different fiscal year end than the Company, the pro forma financial information presented in the combined financial statements are for the year ended December 31, 2005 and 2004. While December 31st is not Ace Telecom Trading’s year-end, management accumulated operational information from various periods to properly state the operations for the years ended December 31, 2005 and 2004.